2024 REPORT

Cherry Bombe



LETTER

Dear investors,

Thank you for believing in Cherry Bombe. Your support, encouragement, and presence—at events, member meetings, and Jubilee—mean the world to us. Thank you for supporting us on social and by listening to—and sharing—our podcasts. You remind us why we started this in the first place: to celebrate and champion women in food. We're more dedicated than ever to that mission, and 2024 proved that our impact is real, our audience is growing, and our moment is now.

We need your help!

Share Cherry Bombe's mission with your network—our podcasts, events, membership programs, and magazine thrive on word of mouth and community support. Know a brand, sponsor, or partner

aligned with our values in food, media, or women-focused spaces? We'd love an intro. And if you're an investor—or know one who believes in championing women in food—we're all ears and open to connecting.

Sincerely,

Kate Miller Spencer

Chief Executive Officer

Kerry Diamond

Founder, Chief Creative Officer

How did we do this year?

REPORT CARD

A-

☺ The Good

We doubled our audience across newsletters, membership & magazine subs—and grew revenue 51% to $3M.

She's My Cherry Pie on The Cherry Bombe Podcast Network became the #1 U.S. baking podcast, capturing the cultural baking moment.

Jubilee remains the largest event for women in food & bev; we

expanded with a second, intimate West Coast edition.

☹ The Bad

We made a Q4 sales leadership change, rebuilt our pipeline, and reset relationships—momentum is growing as we enter 2025.

We were affected by Apple's podcast metric shift—downloads dropped 10%, but engagement stayed strong across our network.

Event execution pulled focus from original video content—our scalable, high-margin opportunity.

2024 At a Glance

January 1 to December 31


$$$$

$2,945,083 **+59%**
Revenue



-$655,825
Net Loss


IOU!

$479,576 **+19%**
Short Term Debt



$1,164,680
Raised in 2024



$271,085
Cash on Hand

As of 03/13/25

INCOME BALANCE NARRATIVE



Revenues
Profit
$1,848,477
-$945,035
$2,945,083
-$655,825
2023
2024

Net Margin: -22% Gross Margin: 62% Return on Assets: -106% Earnings per Share: -$1.46

Revenue per Employee: $327,231 Cash to Assets: 22% Revenue to Receivables: 1,561

Debt Ratio: 102%

Cherry_Bombe_Financials_and_CPA_Review_Report_2022.pdf

Cherry_Bombe_Inc.__Reviewed_FS_12.31.21___12.31.2020.pdf

GAAP_Cherry_Bombe_Inc_Financial_Statements_FY2024__FY2023.pdf

We ❤ Our 304 Investors

Thank You For Believing In Us

Umber Ahmad
Sari Botton
Bridget Johns
Pilar Valdes
Darin Bresnitz
Susan Jacobsen
K.C. Cornwell
Agatha K
Fernanda Burgel
India Pougher
Sarah Clark
Shelley Tatum Kieran
Amanda Donikowski
Louise Bauer Davoli
Neil McGinness
Israel Rivera
Page Berger
Jen Runne
Pauline Harrington
Carla Dunham
Mariana Velásquez
Allison Cassing
Mary Oreskovich
Susie Fogelson
Sheryl Diamond
Teresa Adams Tomka
Erica Locke
Jane Larkworthy
Melissa Lukach Lilley
Christine Fiorentino
Kate Leder
Rosann Morrow-Clark
Diana Shockley
Linda Bergonia
Molly Matelski
Beth Zadek
Amy Crone
Terri Jasen
Tom E
Dorie Greenspan
Ellen Port
Megan Cronin
Tommi A. Vincent
Adriana Stimola
Julia Steinhagen
Aran L Nathanson
Callie Flynn
Samah Dada
Renée Beaumont

Randy Mckinnish
Sarah Thomas
Megan Chody
Allison Robicelli
Arjav Ezekiel
Cynthia Delia...
Rebecca Sullivan
Eileen O'Pray
Greta Wichman...
Deb Negrete
Leslie Redd
Anne Myong
Hui Hua Shu Bernstein
Natalka Burian
Lish Steiling
Elizabeth Tighe
Jaíne Mackievicz
Gloria Tai
Nada Jones
Lila King
Donna Negrete
Sara Barker
Lisa Biscaichipy
Cara Tobin
Nadia Esparza Harper
Brandon Fox
Jennifer Gaily
Hannah Tate
Liz Comley
Zoe Francois
Angela Patriarca
Laura Vanderaa Luce
Elizabeth Mihok
Laura Falli
Emery Lortsher
Kristi Connell
Meena Harris
Peter Bonney
Emma MURPHY
Meri Kemp
Mitzi Inglis
Haley Nessler
Lily Burkeen
Anne Thacher
Pamela Murphy
Kate McCabe
Joan Smith
Erin R

Michelle L Pusateri
Christie Verola
Cindy Palusamy
ArDelia Juliette...
Rachel Zoe Insler
Alysha Westlake
Jeni Britton
Shelly Waldman
Jessica Galen
Talene Appleton
Gerry Dy
Rachel Fournier
Linda Derschang
Kelley Houlihan
Zoi Diamond
Kathryn Irizarry
Aishwarya Iyer
Christina E. Henson
Maria Sanchez
Domestic Gourmet
Michelle Smitherman
Stephanie Gerson
Sarah Bentley
Jen Pelka
Stephanie Loo
Christina Perrotte
Audrey Payne
Lori Fouts Stanton
Mackenzie Ralph
Amy Clouse
Jennifer Dunne
Scott Galloway
Alice Cheng
Tawnya Falkner
Jennifer Banks
Christina David
Megan Nealon
Dylan Cain
Emily Fox
Ashlee Romain
Bruce Jaffe
Stephanie Swane
Christy Larsen
Tonya Becerra
Annalee Bloomfield
Laura Bulgrin
Roya Shariat
Nina Clemente

Barbara and Jeff...
Erin Patinkin
Sajani Amarasiri
Kandi Clark
Kristina ONeal
Spencer Martin
Elaine Chon-Baker
Holly Omg
Becca Parrish
Odette Williams
Stephen Viksjo
Vicki Freeman
Martha Hoover
Murray Berman
Eunice Chapon
Marissa Ain
Michal (Callie)...
Stephanie E
Helen Gallo Bryan
Rachel Simons
Emshika Alberini
Matt And Jessie...
Melissa Richards-...
Roisin Hennerty
Amy Chen
Jessica Roberti
Amanda Kludt
Rhodora Levy
Bebe Black Carminito
Jessica Miller
Lisa Liebman
Becky Rho
Janet E Ozzard
Jennifer Chiesa
Amanda Daquila
Kate Mellor
Melissa Tate
Wendy Fisher
Stacy Small
Susie Crippen
Alexandra Holbrook
Elizabeth Norton
Kate McAleer
Julia Doran
Simon Tung
Dana Noorily
Hannah Poore
Robert Diamond

Holly Robinson
Geena Chen
Margo Frommer-...
Leanna Putrino
Evyn Block
Shannon Rose Greene
Katherine Flores
Scott Heimendinger
Lucia Canul
Margaret Restivo
Ashley Coiffard
Jennifer Kouvant
Lauren Salkeld
Lauren Ulrick
Rebekah Moran
Sejal Bovenizer
Michelle Baby
Anita M Summers
Amy Stahl
Jennifer Brown
Kate Schenk
Tom Jacoby
Christine Chen
Gloria Molist
Olivia Chen
Ronni Van Ligten
Lynn Caldwell
Sara Yood
Victoria Gutierrez
Kat Lieu
Jessica Winchell
Sara Rhodin
Chelsea Vernon
Tiffany Aprile
Susanna Carrillo
Rachel Boardman
Helen Richardson
Tara Lewis
Emily Fine
Candace Clavin
Palita Sriratana
Priscilla Colon
Gabrielle Carbone
Jody Williams
Sarah Worley
Millie Peartree
Lakshmee Lachhman-...
Julie Yari

Tristin Chambers
Sean Winner
Tami Evnin
Molly Dufner
Kate Coffman
Jennifer Mahoney
Lauren Lensing
Noelle Blizzard
Megan Hudacky...
Maisha Spann
John Martin
Ann Marie Mattila
Maria Peterson
Lynette Harrison...
Ashley Presson
Katie Mitic
Amy Humes
Susan Hayes
Chloe Gebacz
Jenna Helwig
Mary Lucille Cooley
Jonathan Hendrickson
Marissa Gencarelli
Kristen Buppert
Marjorie Deninger
Lisa Yadao
Anya Bali
Megan Van SOMEREN
Morgan Leathers
Shelley Hoffmann
Codi Bates
Laura Seago
Chad Carr
Anna Harrington
Mandy Oser
Sarah Bourke
Cj Li
Carolyn Gratzer Cope
Molly Georgakis
Rachel Graper
Sharon Mawet
Christie Terranova
Rachael Dillon
Leeann Lavin
Robin Parsons
Eileen Messner
Laura Brown
Ro Thompson

Thank You!

From the Cherry Bombe Team



Kerry Diamond

Founder, Chief Content Officer

25+ years of experience at top media, fashion, and beauty brands, including WWD, Harper's Bazaar, Lancôme, Coach, and Yahoo Food. Kerry understands how to translat...



Kate Miller Spencer

Chief Executive Officer

25+ years of experience in sales, marketing, and management. Most recently, Kate was Vox Media's Head of Industry...

Details

The Board of Directors

Director	Occupation	Joined
Kerry Diamond	Founder, Chief Content Officer @ Cherry Bombe, Inc.	2013
Catherine Miller Spencer	CEO @ Cherry Bombe, Inc.	2022

Officers

Officer	Title	Joined
Kerry Diamond	President	2013
Catherine Miller Spencer	CEO	2022

Voting Power

Holder	Securities Held	Voting Power
Kerry Diamond	337,500 Founder's Shares	75.0%
Catherine Miller Spencer	112,500 Founder's Shares	25.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
11/2020	$150,000		Other
11/2021	$100,000		Other
01/2024	$75,000	Safe	Regulation D, Rule 506(c)
02/2024	$808,680		4(a)(6)
08/2024	$35,000		Other
10/2024	$96,000		Other
11/2024	$150,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
SBA EIDL	11/14/2020	$150,000	$154,269	3.75%	11/14/2028	Yes
Chase Bank N.A.	11/24/2021	$100,000	$100,000	9.55%	08/29/2028	Yes
Intuit	08/14/2024	$35,000	$18,398	21.0%	08/15/2025	Yes
Shopify	10/22/2024	$96,000	$32,043	15.0%	04/30/2026	Yes
Intuit	11/07/2024	$150,000	$121,005	23.95%	05/07/2026	Yes

Related Party Transactions

None

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Shares	1,000,000	450,000	Yes

Warrants: 0
Options: 50

Form C Risks:

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Content Quality and Relevance: Maintaining high-quality content across various channels is crucial for Cherry Bombe's continued success. Failure to consistently produce compelling and relevant content may result in a decline in audience engagement, potentially impacting revenue generation and brand loyalty.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Market Competition: The food, beverage, and hospitality industry is highly competitive, especially in the shrinking media landscape, with numerous players vying for audience attention and advertising dollars. Cherry Bombe may face challenges in maintaining its market share and standing out amidst intense competition from both traditional and emerging media outlets.

Economic Volatility: Economic downturns or fluctuations can impact discretionary spending in the food and hospitality sectors. Cherry Bombe's revenue streams, which heavily rely on advertising and sponsorships, may be susceptible to reductions during periods of economic uncertainty, affecting the company's financial performance.

Dependence on Sponsorship Support: While Cherry Bombe has secured support from blue-chip advertisers, there is a risk of dependence on these partnerships. Any significant reduction or loss of advertiser support could negatively impact the company's revenue and financial stability.

Dependence on Founder Leadership: While the founder's strong vision has been a driving force for Cherry Bombe's success, there is a risk associated with the dependence on a single

individual. In the event of unexpected departure or loss of key leadership, the company may face challenges in maintaining its strategic direction and momentum.

Event Risks: Cherry Bombe organizes events and conferences, which involve logistical challenges and potential risks associated with venue management, attendee safety, and travel arrangements. Any unforeseen incidents or disruptions during these events could impact the company's reputation and financial performance.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be

limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;

trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

CHERRY BOMBE, INC.

Delaware Corporation
Organized March 2013
9 employees
161 Water Street
Ste 2202
New York NY 10038 https://cherrybombe.com

Business Description

Refer to the Cherry Bombe profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Cherry Bombe is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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